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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)(1)


                       Cybex Computer Products Corporation
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                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   232522 10 2
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                                 (CUSIP Number)

                                December 31, 1998
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             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]      Rule 13d-1(b)

         [ ]      Rule 13d-1(c)

         [X]      Rule 13d-1(d)

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                    (Cover Page continued on separate page.)



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                                                                     Page 2 of 5
CUSIP Number  232522 10 2             13G


Cover Page (Continued)


1.       Name of Reporting Person: Stephen F. Thornton

2.       Check the Appropriate Box if a Member of a Group:*

         (a)
         (b)

3.       SEC Use Only:

4.       Citizenship or Place of Organization: United States

         Number of                  5.      Sole Voting Power:  791,314
         Shares Bene-
         ficially                   6.      Shared Voting Power: 219,093
         Owned by
         Each                       7.      Sole Dispositive Power:  791,314
         Reporting
         Person With                8.      Shared Dispositive Power: 219,093

9.       Aggregate Amount Beneficially Owned by Reporting Person: 1,010,407

10. Check if the Aggregate Amount in Row 9 Excludes Certain Shares:* Not Applicable

11.      Percent of Class Represented by Amount in Row 9:  8.03%

12.      Type of Reporting Person:* IN



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                                                                     Page 3 of 5
CUSIP Number  232522 10 2             13G

Item 1(a)         NAME OF ISSUER:  Cybex Computer Products Corporation

Item 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:
                  4991 Corporate Drive
                  Huntsville, AL 35805

Item 2(a)         NAME OF PERSON FILING: Stephen F. Thornton

Item 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                  4991 Corporate Drive
                  Huntsville, AL 35805

Item 2(c)         CITIZENSHIP: United States

Item 2(d)         TITLE OF CLASS OF SECURITIES:
                  Common Stock, par value $.001 per share

Item 2(e)         CUSIP NUMBER: 232522 10 2

Item 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), OR (C) CHECK WHETHER THE PERSON FILING IS A:

                  (a) [ ] Broker or dealer registered under Section 15 of the
                          Exchange Act
                  (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act
                  (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act
                  (d) [ ] Investment Company registered under Section 8 of the
                          Investment Company Act
                  (e) [ ] Investment advisor registered in accordance with Rule
                          13d-1(b)(1)(ii)(E)
                  (f) [ ] Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
                  (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
                  (h) [ ] Savings association as defined in Section 3(b) of the
                          Federal Deposit Insurance Act
                  (i) [ ] Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
                  (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4 OWNERSHIP: Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a)      Amount Beneficially Owned: 1,010,407

                  (b)      Percent of Class: 8.03%

                  (c)      Number of shares as to which such person has:
                           (i)      Sole power to vote or to direct the vote:
                                    791,314
                           (ii)     Shared power to vote or to direct the vote:
                                    219,093


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                                                                     Page 4 of 5
CUSIP Number  232522 10 2             13G

                           (iii) Sole power to dispose or to direct the disposition of: 791,314
                           (iv) Shared power to dispose or to direct the disposition of: 219,093

Item 5            OWNERSHIP OF 5% OR LESS OF A CLASS:    Not Applicable

Item 6            OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON:
                  Not Applicable

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY.   Not Applicable

Item 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
                  Not Applicable

Item 9            NOTICE OF DISSOLUTION OF GROUP. Not Applicable

Item 10           CERTIFICATION. Not Applicable


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   February 12 , 1999       /s/  STEPHEN F. THORNTON
                            ----------------------------------------------------
                            Stephen F. Thornton
                            President, Chairman of the Board and Chief Executive
                            Officer of Cybex Computer Products Corporation